Exhibit 12

XL GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS

(U.S. dollars in thousands, except ratios)	Nine Months Ended 2012		Nine Months Ended 2011

Earnings:
Pre-tax income (loss) from continuing operations		$617,068		$1,239
Fixed charges		218,286		235,256
Distributed income of equity investees		71,165		144,158

Subtotal		906,519		380,653
Less: Non-controlling interests		(62)		(130)
Preference share dividends		75,917		69,561

Total earnings (loss)		$830,664		$311,222

Fixed charges:
Interest costs		$79,685		$119,057
Accretion of deposit liabilities		54,879		39,100
Rental expense at 30% (1)		7,805		7,538

Total fixed charges		142,369		165,695
Preference share dividends		75,917		69,561

Total fixed charges and preference dividends		$218,286		$235,256

Ratio of earnings to fixed charges		5.8		1.9

Ratio of earnings to combined fixed charges and preference dividends		3.8		1.3

Deficiency - fixed charges only	$	N/A	$	N/A

Deficiency - fixed charges and preference dividends	$	N/A	$	N/A

(1)	30% represents a reasonable approximation of the interest factor.

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